Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation

We consent to the use of:

-

our report dated June 12, 2023 on the consolidated financial statements of Sigma Lithium Corporation (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and

-	our report dated June 12, 2023 on the effectiveness of internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-260787) on Form F-10 of the Entity.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

June 12, 2023
Toronto, Canada